UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.	20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

NAME OF ISSUER:		CHC Group Ltd

TITLE OF CLASS OF SECURITIES:	Common Stock

CUSIP NUMBER:	G07021127

DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT: December 31, 2015

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

		[X]   Rule 13d-1 (b)
		[ ]   Rule 13d-1 (c)
		[ ]   Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be 'filed' for the purpose of Section 18 of the Securities Exchange Act of 1934 ('Act') or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NUMBER:	G07021127

(1)	Names of Reporting Persons Skandinaviska Enskilda Banken AB (publ)
 	IRS Identification Nos. of Above Persons N/A

(2)	Check the Appropriate Box if a Member of a Group(see Instructions)
	(a) (   )  (b) (   )

(3)	SEC use only

(4)	Citizenship or Place of Organization	Sweden

Number of Shares 181541			(5) Sole Voting Power	181541

Beneficially
Owned by Each
					(6) Shared Voting Power		0
Reporting Person
With					(7) Sole Dispositive Power 181541
					(8) Shared Dispositive Power	0

(9)	Aggregate Amount Beneficially Owned
	by Each Reporting Person				181541

(10)	Check if the Aggregated Amount in Row (9) Excludes Certain
	Shares (see Instructions)						    (   )

(11)	Percent of Class Represented by Amount in Row (9)		   6,68%

(12)	Type of Reporting Person (see Instructions)			    (HC)
SCHEDULE 13G

Item 1(a)	Name of Issuer:	CHC Group Ltd

Item 1(b)	Address of Issuer's Principal Executive Office:

			4740 Agar Drive
 			Richmond BC V7B 1A3 Canada


Item 2(a)	Name of Person Filing:

				Skandinaviska Enskilda Banken AB (publ)
 				and any other reporting person(s)
				identified on Exhibit I

Item 2(b)	Address of Principal Business Office, or if None, Residence:

				C/O Skandinaviska Enskilda Banken AB (publ)
				SE-106 40 Stockholm
				Sweden
				(for all reporting persons)

Item 2(c)	Citizenship:	See cover page and Exhibit I

Item 2(d)	Title of Class of Securities:	Common Stock

CUSIP Number	G07021127

Item 3		See Item 12 of cover page(s) ("Type of Reporting Person")
 		and Exhibit I for each reporting person.

		Symbol Category

	[X]	Parent Holding Company, in accordance with Section
		240.13-d(1) (b) (1) (ii) (G)

	[X]	A non-US institution that is the functional equivalent of
 		any of the institutions listed in Rule 240.13d-1 (b)(1)(ii)
 		(A) through (I), so long as the non-U.S. institution is subject to a regulatory scheme that is substantially comparable to the regulatory scheme applicable to the equivalent U.S. institution.

Item 4		See Item 5 through 9 and 11 of cover page(s)
		As to each reporting person.

Item 5		Ownership of 5% or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5% of the class of securities, check the following ( )

Item 6		Ownership of More than 5% on Behalf of Another Person:

All of the securities are beneficially owned by Skandinaviska Enskilda Banken AB (publ) and its direct subsidiaries in their various fiduciary capacities.
As a result, another entity in every instance is entitled to dividends or proceeds of sale. The number of individual accounts holding an interest of 5% or more is (1)

Item 7		Identification and Classification of the Subsidiary Which
 		Acquired the Security Being Reported by
		the Parent Holding Company:

		See Exhibit I

Item 8		Identification and Classification of Members of the Group:
		N/A

Item 9		Notice of Dissolution of Group

		N/A

Item 10	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. This filing is signed by Skandinaviska Enskilda Banken AB (publ) on behalf of all reporting entities pursuant to Rule 13d-1(k) (1) promulgated under the Securities and Exchange Act of 1934, as amended.

Date:	February 5, 2016

SKANDINAVISKA ENSKILDA BANKEN AB (PUBL)

By:	/S/	JANE JONSSON		By:	/S/	JANIS OSKAJS
---------------------------		---------------------------
Jane Jonsson				Janis Oskajs
Attorney-In-Fact for Skandinaviska	Attorney-In-Fact for Skandinaviska
Enskilda Banken AB(publ)		Enskilda Banken AB(publ)


EXHIBIT I

The Item 3 classification of Skandinaviska Enskilda Banken AB (publ) is "Item 3(g) a parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G)."

The shares reported on the attached Schedule 13G are beneficially owned by the following direct subsidiaries of Skandinaviska Enskilda Banken AB (publ), as marked (X):

(A)	The Item 3 classification of each of the subsidiaries listed below
 	is "Item 3(j) Group, in accordance with Section 240.13d-1 (b)(1)(ii)(j)"

		SEB Asset Management S.A.
		P.O. Box 2053
		L-1020		Luxembourg

NOTE: ALL OF THE LEGAL ENTITITIES LISTED UNDER (A) ABOVE ARE
DIRECT SUBSIDIARIES OF SKANDINAVISKA ENSKILDA BANKEN AB (PUBL). BENEFICIAL OWNERSHIP OF MORE THAN FIVE PERCENT OF THE CLASS
DIRECTLY OR INDIRECTLY BY ANY ONE OF THE SUBSIDIARIES LISTED ABOVE
IS REPORTED ON A JOINT REPORTING PERSON PAGE FOR THAT SUBSIDIARY ON
THE ATTACHED SCHEDULE 13G AND IS INCORPORATED INTO THE TOTAL PERCENTAGE OF CLASS REPORTED ON THE REPORTING PERSON PAGE FOR
SKANDINAVISKA ENSKILDA BANKEN AB (PUBL).
(DO NOT ADD THE SHARES OR PERCENT OF CLASS REPORTED ON EACH JOINT REPORTING PERSON PAGE ON THE ATTACHED SCHEDULE 13G TO DETERMINE THE TOTAL PERCENT OF CLASS FOR SKANDINAVISKA ENSKILDA BANKEN AB (PUBL).



JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the undersigned hereby agree to any and all joint filings required to be made on their behalf on Schedule 13G (including amendments thereto) under the Exchange Act, with respect to securities which may be deemed to be beneficially owned by them under the Exchange Act, and that this Agreement be included as an Exhibit to any such joint filing.
This Agreement may be executed in any number of counterparts all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement effective as of the date set forth below.


SKANDINAVISKA ENSKILDA BANKEN AB (PUBL)

By: /S/ PER BJERNEKULL	By: /S/ ANTHONY RACANELLI
---------------------	---------------------
Per Bjernekull		Anthony Racanelli
General Manager		Sr. Vice President
Date: 2 February 2015	Date: 2 February 2015



SEB ASSET MANAGEMENT S.A.

By: /S/ Ralf Ferner		By: /S/ MATTHIAS EWALD
---------------------		---------------------
Ralf Ferner			Matthias Ewald
Managing Director		Deputy Managing Director
Date:	2 February 2015		Date: 2 February 2015



POWER OF ATTORNEY

We, Skandinaviska Enskilda Banken AB (publ) ("SEB AB") hereby appoint either of LINDA HEDVALL, or
JANE JONSSON,
Two acting jointly, within Compliance Control Room at SEB AB to act as SEB AB's attorney-in-fact, with full power and authority to sign on behalf of SEB AB for the sole purpose of Schedule 13G filings with the securities and Exchange Commission through the EDGAR reporting system.
We ratify and confirm that said attorneys may do by virtue hereof.

New York, NY

SKANDINAVISKA ENSKILDA BANKEN AB (publ)

By: /S/ PER BJERNEKULL	By: /S/ ANTHONY RACANELLI
---------------------	---------------------
Per Bjernekull		Anthony Racanelli
General Manager		Sr. Vice President
Date: 2 February 2015	Date: 2 February 2015